UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CASCAL N.V.
(Name of Issuer)

COMMON SHARES, PAR VALUE EUR 0.50 PER SHARE
(Title of Class of Securities)

N1842P 109
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☑           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N1842P 109

1.	NAMES OF REPORTING PERSONS.

Biwater Investments Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		17,868,543
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER
		17,868,543

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,868,543

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
58.5%

12.	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. N1842P 109

1.	NAMES OF REPORTING PERSONS.

A E White Personal Settlement Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		17,868,543*
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER
		17,868,543*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,868,543*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
58.5%

12.	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Includes 17,868,543 common shares owned by Biwater Investments Ltd.

CUSIP No. N1842P 109

1.	NAMES OF REPORTING PERSONS.

A E White Settlement Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		17,868,543*
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER
		17,868,543*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,868,543*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
58.5%

12.	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Includes 17,868,543 common shares owned by Biwater Investments Ltd.

CUSIP No. N1842P 109

1.	NAMES OF REPORTING PERSONS.

M W Trustees Limited
as nominees for Lloyds TSB Private Banking re. White Family Pension Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		18,160,115*
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER
		18,160,115*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,160,115*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
59.4%

12.	TYPE OF REPORTING PERSON (See Instructions)
CO

*	Includes 17,868,543 common shares owned by Biwater Investments Ltd.

CUSIP No. N1842P 109

1.	NAMES OF REPORTING PERSONS.

Adrian Edwin White

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF	5.	SOLE VOTING POWER
SHARES		22,988
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		18,160,115*; **
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		22,988
PERSON WITH	8.	SHARED DISPOSITIVE POWER
		18,160,115*; **

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,183,103*; **

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
59.5%

12.	TYPE OF REPORTING PERSON (See Instructions)
IN

*	Includes 17,868,543 common shares owned by Biwater Investments Ltd.

**	Includes 291,572 common shares owned by M W Trustees Limited as nominees for Lloyds TSB Private Banking re. White Family Pension Trust.

CUSIP No. N1842P 109

1.	NAMES OF REPORTING PERSONS.

L Jones Settlement Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		17,868,543*
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER
		17,868,543*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,868,543*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
58.5%

12.	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Includes 17,868,543 common shares owned by Biwater Investments Ltd.

CUSIP No. N1842P 109

1.	NAMES OF REPORTING PERSONS.

Areish Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		17,868,543*
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER
		17,868,543*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,868,543*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
58.5%

12.	TYPE OF REPORTING PERSON (See Instructions)
CO

*	Includes 17,868,543 common shares owned by Biwater Investments Ltd.

CUSIP No. N1842P 109

1.	NAMES OF REPORTING PERSONS.

Mr. & Mrs. Leslie Jones Discretionary Settlement Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		17,868,543*
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER
		17,868,543*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,868,543*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
58.5%

12.	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Includes 17,868,543 common shares owned by Biwater Investments Ltd.

CUSIP No. N1842P 109

1.	NAMES OF REPORTING PERSONS.

The Ridgmount Foundation Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		17,868,543*
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER
		17,868,543*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,868,543*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
58.5%

12.	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Includes 17,868,543 common shares owned by Biwater Investments Ltd.

CUSIP No. N1842P 109

1.	NAMES OF REPORTING PERSONS.

Leslie Jones

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		17,868,543*
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER
		17,868,543*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,868,543*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
58.5%

12.	TYPE OF REPORTING PERSON (See Instructions)
IN

*	Includes 17,868,543 common shares owned by Biwater Investments Ltd.

CUSIP No. N1842P 109

1.	NAMES OF REPORTING PERSONS.

Margaret Heather Jones

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF	5.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		17,868,543*
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER
		17,868,543*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,868,543*

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
58.5%

12.	TYPE OF REPORTING PERSON (See Instructions)
IN

*	Includes 17,868,543 common shares owned by Biwater Investments Ltd.

ITEM 1(a).          Name of Issuer:

Cascal N.V., a Netherlands public limited liability company (the “Company”).

ITEM 1(b).          Address of Issuer’s Principal Executive Offices:

Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom.

ITEM 2(a).          Name of Person Filing:

(i)	Biwater Investments Ltd
(ii)	A E White Personal Settlement Trust
(iii)	A E White Settlement Trust
(iv)	M W Trustees Limited - as nominees for Lloyds TSB Private Banking re. White Family Pension Trust
(v)	Adrian Edwin White
(vi)	L Jones Settlement Trust
(vii)	Areish Limited
(viii)	Mr. & Mrs. Leslie Jones Discretionary Settlement Trust
(ix)	The Ridgmount Foundation Trust
(x)	Leslie Jones
(xi)	Margaret Heather Jones

ITEM 2(b).          Address of Principal Business Office or, if none, Residence:

(i)	Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(ii)	Denbies, Ranmore Common, Dorking, Surrey, RH5 6SP, United Kingdom
(iii)	Seefeldstrasse 45, Postfach 522, CH-8034, Zurich, Switzerland
(iv)	MW House, 1 Penman Way, Grove Park, Enderby, Leicestershire, LE19 1SY, United Kingdom
(v)	Denbies, Ranmore Common, Dorking, Surrey, RH5 6SP, United Kingdom
(vi)	Seefeldstrasse, 45, Postfach 522, CH-8034, Zurich, Switzerland
(vii)
P O Box 3340, Dawson Building, Roadtown, Tortola, British Virgin Islands (correspondence address: RBC Trust Company (International) Limited, La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1PB, Channel Islands)

(viii)	C/O Mundays, Cedar House, 78 Portsmouth Road, Cobham, Surrey, KT11 1AN, United Kingdom
(ix)	Ridgmount, Lawbrook Lane, Peaslake, Guildford, Surrey. GU5 9QW, United Kingdom
(x)	Ridgmount, Lawbrook Lane, Peaslake, Guildford, Surrey. GU5 9QW, United Kingdom
(xi)	Ridgmount, Lawbrook Lane, Peaslake, Guildford, Surrey. GU5 9QW, United Kingdom

ITEM 2(c).          Citizenship:

(i)	United Kingdom
(ii)	United Kingdom
(iii)	Switzerland
(iv)	United Kingdom
(v)	United Kingdom
(vi)	Switzerland
(vii)	British Virgin Islands
(viii)	United Kingdom
(ix)	United Kingdom
(x)	United Kingdom
(xi)	United Kingdom

ITEM 2(d).          Title of Class of Securities.

Common shares, par value EUR 0.50 per share.

ITEM 2(e).          CUSIP Number.

N1842P 109

ITEM 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

ITEM 4.               Ownership.

The percentages used herein are calculated based upon 30,566,007 common shares, par value EUR 0.50 per share, of the Company issued and outstanding as of March 31, 2009, as reflected in the Company’s Form 20-F, filed with the Securities and Exchange Commission on July 1, 2009.  For the remainder of the information required by this Item 4, see Rows 5-9 inclusive and Row 11 of the cover page for each reporting person which rows will be filed as a result of this cross reference; however, no other portion of the cover page will be deemed filed as a result of this cross reference.

The securities reported in this Schedule 13G/A are beneficially owned by the individual holding the securities; by the individual controlling one or more trusts and/or entities; and/or the corporate structure as follows:

Biwater Investments Ltd owns 17,868,543 common shares (58.5%) of the Company.  In turn, Biwater BV owns 100% of Biwater Investments Ltd, Biwater Overseas Limited owns 100% of Biwater BV, and Biwater plc owns 100% of Biwater Overseas Limited (the “Biwater Group”).  Biwater plc is owned 70% by the family interests of Adrian Edwin White and 30% by the family interests of Leslie Jones, as follows:

FAMILY INTERESTS OF ADRIAN EDWIN WHITE

A E White Personal Settlement Trust(1)	58,097,133
A E White Settlement Trust(1)	22,800,000
M W Trustees Limited – as nominees for Lloyds TSB Private Banking re. White Family Pension Trust(1)	3,102,867
84,000,000
70%

FAMILY INTERESTS OF LESLIE JONES

Leslie Jones	16,500,000
Margaret Heather Jones	5,100,000
L Jones Settlement Trust(2)	8,000,000
Areish Limited	4,000,000
Mr. & Mrs. Leslie Jones Discretionary Settlement Trust(3)	1,200,000
The Ridgmount Foundation Trust(4)	1,200,000
36,000,000
30%
Total no. of issued shares	120,000,000

(1)	Adrian Edwin White has the power to direct the interests with regard to the voting and investment of all securities held including all matters related to the Biwater Group.

(2)	Leslie Jones has the power to direct the interests with regard to the voting and investment of all securities held including all matters related to the Biwater Group.

(3)	Leslie Jones has the power to direct the interests with regard to the voting and investment of all securities held including all matters related to the Biwater Group.

(4)	Margaret Heather Jones has the power to direct the interests with regard to the voting and investment of all securities held including all matters related to the Biwater Group.

ITEM 5.               Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.☐

ITEM 6.               Ownership of More Than Five Percent on Behalf of Another Person.

Outside of the ownership structure described in Item 4, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by the entities and individuals included in this filing.

ITEM 7.               Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8.               Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.               Notice of Dissolution of Group.

Not Applicable.

ITEM 10.             Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2010

BIWATER INVESTMENTS LTD

By:	/s/ M.R.A. Duffy
Name: Martin Robert Anthony Duffy
Title: Director and Company Secretary

A E WHITE PERSONAL SETTLEMENT TRUST

By:	/s/ Gillian D. White
Name: Gillian Denise White
Title: Trustee

By:	/s/ David White
Name: David Frederick Wigram White
Title: Trustee

A E WHITE SETTLEMENT TRUST

By:	/s/ L. Haussmann
Name: Lars Haussmann
Title: Trustee

M W TRUSTEES LIMITED as nominees for Lloyds TSB Private Banking re. White Family Pension Trust

By:	/s/ F. Treadwell and K. Bassi
Name: Fiona Treadwell and Kulvinder Bassi
Title: Director and Director

/s/ A.E. White
ADRIAN EDWIN WHITE

L. JONES SETTLEMENT TRUST

By:	/s/ L. Haussmann__
Name: Lars Haussmann
Title: Trustee

AREISH LIMITED

By:	/s/ Jeremy Smith
Name: Jeremy Smith
Title: Director

MR. & MRS. LESLIE JONES DISCRETIONARY SETTLEMENT TRUST

By:	/s/ Margaret H. Jones_
Name: Margaret Heather Jones
Title: Trustee

By:	/s/ J. Justin Jones
Name: John Justin Jones
Title: Trustee

THE RIDGMOUNT FOUNDATION TRUST

By:	/s/ Leslie Jones
Name: Leslie Jones
Title: Trustee

/s/ Leslie Jones
LESLIE JONES

/s/ Margaret H. Jones
MARGARET HEATHER JONES

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION

99	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.